UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Randall M. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 166,266
	8	SHARED VOTING POWER 1,332,084
	9	SOLE DISPOSITIVE POWER 166,266
	10	SHARED DISPOSITIVE POWER 1,332,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,498,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.26%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 740444 10 4

EXPLANATORY NOTE

Randall M. Ruhlman (the “Reporting Person”) filed a Schedule 13D relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143, in March 2004, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013 and October 2016. All previous Schedule 13D filings by the Reporting Person are collectively referred to herein as the “Schedule 13D.”

This Amendment No. 6 to the Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

This Amendment is being filed by the Reporting Person to report an increase in the Reporting Person’s beneficial ownership of the Common Shares in connection with the transfer of shares for no consideration from Barbara P. Ruhlman to the Barbara P. Ruhlman Revocable Trust dated 9/21/16 of which the Reporting Person is a co-Trust Advisor.

Item 4.	Purpose of the Transaction.

The increase in shares that may be deemed to be beneficially owned by the Reporting Person reported in this Amendment resulted from the transfer of such shares for no consideration for estate planning purposes from Barbara P. Ruhlman to the Barbara P Ruhlman Revocable Trust dated 9/21/16 of which the Reporting Person is a co-Trust Advisor.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 1,498,350 Common Shares, or 29.26%.

(b)	The Reporting Person has sole voting and dispositive power with respect to 166,266 Common Shares.

The Reporting Person has shared voting and dispositive power with respect to 1,332,084 Common Shares, which includes (i) 46,656 Common Shares held in a trust for the benefit of the Reporting Person and his children and of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, (ii) 34,656 Common Shares held in a trust for the benefit of Robert G. Ruhlman and his children and of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, (iii) 400,452 Common Shares held in the Ethel B. Peterson Trust of which KeyCorp is the trustee and for which the Reporting Person and Robert G. Ruhlman act as co-Trust Advisors, (iv) 22,500 Common Shares held in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which the Reporting Person and Robert G. Ruhlman act as co-Trust Advisors, and (v) 827,820 Common Shares held in the Barbara P Ruhlman Revocable Trust dated 9/21/16 of which Bernard L. Karr is the trustee and for which the Reporting Person and Robert G. Ruhlman act as co-Trust Advisors.

CUSIP No. 740444 10 4

Robert G. Ruhlman serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Company. His business address is Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Robert G. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Robert G. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert G. Ruhlman is a citizen of the United States.

(c)	None.

(d)	The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 5,120,394 Common Shares outstanding as of November 1, 2016.

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016

By:	/s/ Randall M. Ruhlman
Randall M. Ruhlman